EXHIBIT 12

RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

The following table sets forth certain information regarding our consolidated ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends. Fixed charges represent interest expense, a portion of rent expense representative of interest, trust-preferred securities related expense, and amortization of debt issuance costs.

(Dollar amounts in thousands)	Year ended December 31,
	2011	2010		2009	2008	2007
Fixed charges:
Interest expense excluding deposits	$303,769	$395,961		$191,496	$281,993	$346,022
Portion of rents representative of an interest factor	19,285	19,886		19,720	19,093	17,994

Fixed charges excluding interest on deposits	323,054	415,847		211,216	301,086	364,016
Interest on deposits	128,627	196,495		426,298	720,260	977,352

Fixed charges including interest on deposits	$451,681	$612,342		$637,514	$1,021,346	$1,341,368

Fixed charges and preferred stock dividends:
Interest expense excluding deposits	$303,769	$395,961		$191,496	$281,993	$346,022
Portion of rents representative of an interest factor	19,285	19,886		19,720	19,093	17,994
Preferred stock dividend requirement	274,928	122,884		102,969	24,424	21,157

Fixed charges and preferred stock dividends excluding interest on deposits	597,982	538,731		314,185	325,510	385,173
Interest on deposits	128,627	196,495		426,298	720,260	977,352

Fixed charges and preferred stock dividends including interest on deposits	$726,609	$735,226		$740,483	$1,045,770	$1,362,525

Earnings:
Income (loss) from continuing operations before income taxes	$521,273	$(403,168)		$(1,623,020)	$(314,698)	$737,498
Equity in undistributed earnings of unconsolidated subsidiaries	(5,956)	(6,757)		(6,785)	(10,105)	(11,731)
Fixed charges excluding interest on deposits	323,054	415,847		211,216	301,086	364,016

Earnings excluding interest on deposits	838,371	5,922		(1,418,589)	(23,717)	1,089,783
Interest on deposits	128,627	196,495		426,298	720,260	977,352

Earnings including interest on deposits	$966,998	$202,417		$(992,291)	$696,543	$2,067,135

Ratio of earnings to fixed charges:
Excluding interest on deposits	2.60	(a	)	(a )	(a )	2.99
Including interest on deposits	2.14	(a	)	(a )	(a )	1.54

Ratio of earnings to fixed charges and preferred stock dividends:
Excluding interest on deposits	1.40	(a	)	(a )	(a )	2.83
Including interest on deposits	1.33	(a	)	(a )	(a )	1.52

(a) Ratio is less than one; earnings are inadequate to cover fixed charges. The dollar amount of the coverage deficiency for the affected periods is presented below. The amount is the same whether including or excluding interest on deposits:

Coverage deficiency – earnings to fixed charges		$(409,925)		$(1,629,805)	$(324,803)
Coverage deficiency – earnings to fixed charges and preferred stock dividends		(532,809)		(1,732,774)	(349,227)